File No. 069-00479

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM U-3A-2/A

AMENDMENT NO. 1

Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935

To Be Filed Annually Prior to March 1

CLECO CORPORATION

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

Exhibit A         A consolidating statement of income and surplus of Cleco Corporation and its subsidiaries for the year ended December 31, 2003, together with a consolidating balance sheet as of the close of such calendar year.

Explanatory Note

This Form U-3A-2/A amends the Form U-3A-2 that was filed with the Securities and Exchange Commission on February 27, 2004.  This amendment includes Exhibit A that was omitted from the previously filed Form U-3A-2.

The above-named claimant has caused this amendment to be duly executed on its behalf by its authorized officer on this 9th day of March 2004.

Cleco Corporation

By: /s/ R. Russell Davis
R. Russell Davis Vice President & Controller Principal Accounting Officer

Corporate Seal

Attest:

By: /s/ Judy P. Miller
Judy P. Miller Corporate Secretary

Name, title, and address of officer to whom notices and correspondence concerning this amendment should be addressed:

R. Russell Davis Vice President & Controller (Principal Accounting Officer) Cleco Corporation 2030 Donahue Ferry Road Pineville, LA 71360 Phone: (318) 484-7400 Fax: (318) 484-7540	With Copy to: Timothy S. Taylor Baker Botts L.L.P. One Shell Plaza 910 Louisiana Houston, TX 77002-4995 Phone: (713) 229-1184 Fax: (713) 229-7784

EXHIBIT A

          A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

See attached statements labeled EXHIBIT A-1 - A-4.

EXHIBIT B

          An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

Previously filed.